SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2020

Commission File Number: 001-37821

LINE Corporation

(Translation of registrant’s name into English)

1-6 Shinjuku 4-chome

Shinjuku-ku, Tokyo 150-8510, Japan

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F           X                Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

LINE Corporation
(Registrant)

July 30, 2020	By: /s/ In Joon Hwang
(Signature)

Name: In Joon Hwang
Title: Director and Chief Financial Officer

July 30, 2020

Press Release

Company Name: LINE Corporation Representative: Takeshi Idezawa, President and Representative Director
Code Number: 3938, First Section, Tokyo Stock Exchange
Inquiries: Corporate Development / Investor Relations
TEL: 03-4316-2050

Notice Regarding Merger of LINE Corporation’s Consolidated Subsidiary and Expected

Recording of Gains Resulting from its Transfer

LINE Man Corporation Pte. Ltd. (“LINE Man”), a consolidated subsidiary of LINE Corporation (“LINE”), has resolved at its board of directors meeting held on July 30, 2020 to execute an absorption-type merger and third-party allotment of shares with Wongnai Media Pte. Ltd. (“Wongnai”), a company headquartered in Singapore established by the Thai restaurant search and review platform provider, Wongnai Media Company Limited. As a result, LINE expects to write up the merger and transfer in its consolidated financial statement for the third quarter period of the fiscal year ending December 2020 after remeasuring the fair value of its investment in LINE Man.

1.	Purpose of restructuring

LINE Man offers a 24-hour food delivery service on a mobile app in Thailand. By executing an absorption-type merger with Wongnai, LINE Man aims to achieve new growth opportunities for its food delivery business. Furthermore, LINE Man will bolster its service with a capital injection by subscribing to Wongnai’s third-party allotment of new shares.

2.	Overview of restructuring

(1)	Schedule

Resolution date of Board of Directors	July 30, 2020

Execution date of absorption-type merger	Early August 2020 (tentative)

(2)	Type of restructuring

In this absorption-type merger, LINE Man will be the surviving entity and Wongnai will be dissolved.

3.	Outline of the parties to be restructured (as of July 30, 2020)

(1) Name	LINE Man Corporation Pte. Ltd. (surviving entity)	Wongnai Media Pte. Ltd. (dissolving entity)

(2) Address	6 Eu Tong Sen Street #11-10P, The Central, Singapore 059817	10 Collyer Quay #10-01, Ocean Financial Centre, Singapore 049315

(3) Titles and names of representatives	Eunjung Lee, Director	Tan Seng Kiat, Director Yod Chinsupakul, Director

(4) Lines of business	Operator of O2O platform in Thailand offering services including online food delivery, taxi hailing, and a courier service	Operator of restaurant review platform in Thailand

(5) Capital	USD 38,000,000 As a result of the absorption-type merger and third-party allotment of shares, LINE Man’s capital is expected to increase by USD 110,000,000 for a total of USD 148,000,000.	THB 428,574,291.90

(6) Founded	September 5, 2019	June 18, 2020

(7) Number of outstanding shares	38,000,000	15,200,001

(8) Fiscal year closed	December 31	December 31

(9) Main shareholders and percentage of shareholdings	LINE Southeast Asia Corp. Pte. Ltd. 100%	Founders 49.18%

4.	After the merger

The surviving entity, LINE Man, expects to welcome a new representative director in conjunction with the merger. LINE Man’s trade name and head office location will remain the same.

5.	Future outlook

The third-party allotment of shares will make LINE Man an equity-method affiliate of LINE (shareholding ratio: 45.6%). LINE will record the loss of control of its consolidated subsidiary as a profit which value is currently being calculated. The impact of the merger and transfer of LINE Man on LINE’s financial results will be disclosed as soon as the resulting profit is determined.